3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

July 29, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  Mark Cowan, Senior Counsel

Re:                             FundVantage Trust
1940 Act File No.  811-22027
1933 Act File No.  333-141120

Dear Mr. Cowan:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 99 (“PEA 99”) to the Trust’s Registration Statement on Form N-1A provided on June 19, 2014. PEA 99 was filed on May 15, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Gotham Absolute 500 Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus contained in PEA No. 99 with respect to the Fund.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

*                                         *                                         *

1.                                        Include a footnote to the fee table indicating that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

                                    Boston            Washington, D.C.            Los Angeles            New York            Pittsburgh

          Detroit         Berwyn         Harrisburg         Orange County         Princeton         Silicon Valley         Wilmington

www.pepperlaw.com

2.                                        In the “Summary of Principal Investment Strategies,” revise the third bullet of the second paragraph to describe Forms 10-K and 10-Q as annual and quarterly reports.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.                                      In the “Summary of Principal Investment Strategies,” consider providing an example of how “net equity market exposure” and “gross equity market exposure” are calculated.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

4.                                      As applicable, if the Fund’s investment in equity related securities and foreign securities are principal investment strategies then disclose the risks of such investments under “Summary of Principal Risks.”  If such investments are not principal strategies then remove the relevant discussion from the summary section.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

5.                                        Under the Section “More Information About the Fund’s Investment Objective, Strategies and Risks — Investment Strategies,” remove disclosure that is repetitive to the disclosure provided in the summary section.

Response:  The Prospectus has been revised to reflect the Staff’s comment.  .

*                                         *                                         *

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:                                Joel Weiss, President of FundVantage Trust
John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

July 29, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 99, the Trust’s registration statement on Form N-1A filed with the Commission on May 15, 2014 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

cc:                                Mark A. Cowan, Senior Counsel, Securities and Exchange Commission
John P. Falco, Esq.